KIRKLAND LAKE GOLD ANNOUNCES SALE OF NOVO SHARES AND WARRANTS

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario - November 26, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced it has entered into an agreement with Stifel GMP and Clarus Securities Inc. as agents on behalf of Kirkland Lake Gold (the "Dealers") to arrange for the sale of 18,500,000 units (the "Units") at a price of $2.45 per Unit for gross proceeds to Kirkland Lake Gold of $45,325,000 (the "Sale Transaction).  Each Unit consists of one (1) common share (a "Novo Share") of Novo Resources Corp. ("Novo") owned by Kirkland Lake Gold (a "Unit Share") and one-half (0.5) of a common share purchase warrant of Kirkland Lake (each whole warrant a "Warrant"). Each Warrant shall entitle the holder thereof to acquire one (1) additional Novo Share owned by Kirkland Lake Gold (a "Warrant Share") at an exercise price of $2.80 for a term of 12 months from the date of issue. In Canada, the sale of the Unit Shares will be made through block trades and the sale of the Warrants will be made on a private placement basis.  In the United States, the sale of both the Unit Shares and the Warrants will be made on a private placement basis.

In Canada, the Warrants will be subject to a four month and one day hold period, in accordance with applicable securities laws. Kirkland Lake Gold intends to use the net proceeds of Sale Transaction for general corporate purposes.

The Sale Transaction is scheduled to close on or about December 3, 2020, or such other date as agreed between Kirkland Lake Gold and the Dealers and is subject to certain conditions.

The securities to be issued under the Sale Transaction have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) or a person in the United States, except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

Upon closing of the Sale Transaction and assuming the sale of the Warrants in full, Kirkland Lake Gold will own 135,168 Novo Shares. Kirkland Lake Gold has agreed with the Dealers that its remaining Novo Shares will be subject to a 30-day lock-up period, subject to customary exceptions.

Early Warning Disclosure

Upon closing of the Sale Transaction, Kirkland Lake Gold will have sold 18,500,000 Novo Shares as a component of the Units. The sale of Units will provide aggregate gross proceeds in the amount of  $45,325,000. The sales of the Units will be made by block trade to the Dealers.

Prior to the Sale Transaction, Kirkland Lake Gold held 27,885,168 Novo Shares, representing and approximate 12.1% interest Novo.  Upon closing of the Sale Transaction, Kirkland Lake Gold will own 9,385,168 Novo Shares representing an approximate 4.1% interest in Novo.

In the event that the Warrants forming part of the Units are exercised in full, Kirkland will dispose of an additional 9,250,000 Novo Shares at a value of $2.80 per Novo Share (being the exercise price of the Warrants), for additional gross proceeds to Kirkland Lake Gold of $25,900,000. This further disposition will result in an additional decrease in Kirkland's shareholdings in Novo, resulting in Kirkland Lake Gold holding 135,168 Novo Shares, representing approximately 0.05% of the currently issued and outstanding Novo Shares.

The disposition of Novo Shares provides an immediate source of capital for the business of Kirkland Lake Gold.  While Kirkland Lake Gold currently has no immediate plans or intentions with respect to the Novo Shares, depending on market conditions, general economic and industry conditions, trading prices of the Novo Shares, Kirkland Lake Gold's business, financial condition and prospects and/or other relevant factors including Kirkland's financial position and liquidity, Kirkland Lake Gold may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold securities of Novo.

Kirkland Lake Gold will file an early warning report under National Instrument 62-103 in connection with the closing of the Sale Transaction.  As Kirkland Lake Gold will have decreased its security holdings in Novo below 10%, following the above-noted early warning report filing, it will no longer be required to report under the early warning requirements of National Instrument 62-104 - Take-Over Bids and Issuer Bids, unless its security holdings in Novo increases to 10% or more in the future.

About Kirkland Lake

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

Website : www.kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and, in this press release, include information regarding including but not limited to statements regarding the proposed Sale Transaction, the completion thereof and the use of proceeds therefrom.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the exercise of a termination right by the Dealers, any conditions to the closing of the Sale Transaction not being met, the use of proceeds of the Sale Transaction being re-allocated for prudent business reasons, changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form for the year ended December 31, 2019 and its interim consolidated financial statements and related MD&A for the period ended September 30, 2020, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.